Exhibit 99.9

NEO Exchange: NETZ

OTCQB: OFSTF

FSE: M2Q

NEWS RELEASE

CARBON STREAMING WELCOMES ALICE SCHROEDER

TO BOARD OF DIRECTORS

Board Addition Enhances U.S. Governance as Part of U.S. Listing Strategy

TORONTO, ONTARIO, January 11, 2022 – Carbon Streaming Corporation (NEO: NETZ) (OTCQB: OFSTF) (FSE: M2Q) (“Carbon Streaming” or the “Company”) is pleased to announce the addition of Alice Schroeder to the Company’s Board of Directors.

“We warmly welcome Alice Schroeder to Carbon Streaming’s Board of Directors,” stated Company Chairman Maurice Swan. “Her international board experience, combined with her financial and capital markets knowledge will strengthen our Board expertise, especially as we seek to execute on our international investments and U.S. listing strategy.”

Ms. Schroeder has chaired and served on several boards in the financial services and health care sectors throughout her career and has chaired or been a member of numerous Nominating & Governance, Audit and ESG committees. She is currently serving on the boards of Prudential plc, HSBC North America Holdings, RefleXion Medical, Natus Medical Inc. and Westland Insurance and previously served on the board of Bank of America Merrill Lynch International. Ms. Schroeder was named to the National Association of Corporate Directors “Directorship 100” list in 2020 and is the author of the #1 New York Times and Wall Street Journal bestseller, The Snowball: Warren Buffett and the Business of Life, the story of Buffett and Berkshire Hathaway.

“As a shareholder of Carbon Streaming, I look forward to taking an active role as an independent director and contributing my strengths on the board to help fight climate change and positively impact local communities while also maximizing shareholder returns,” stated Ms. Schroeder.

Alice Schroeder was formerly CEO and chair of WebTuner Corp from 2014-2017. Prior to WebTuner, Ms. Schroeder was a Managing Director and Senior Advisor in the equities division of Morgan Stanley, leading their global insurance research teams based in London and New York City. She was previously a Managing Director at CIBC Oppenheimer and PaineWebber, beginning her career on Wall Street in 1993.

Ms. Schroeder was appointed to the Board of the Company on January 10, 2022. With this appointment, six of the eight Board members are independent, and three are women. Ms. Schroeder holds an MBA and a BBA from the Red McCombs School of Business at The University of Texas at Austin and is a qualified CPA.

About Carbon Streaming

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com